Mail Stop 3561

December 22, 2005

<u>Via Fax and U.S. Mail</u>

James A. Konrath
Chief Executive Officer
Accredited Home Lenders, Inc.
15090 Avenue of Science
San Diego, California 92128

Re: Accredited Home Lenders
        Registration Statement on Form S-3
        Filed November, 28, 2005
        File No. 333-129972

Dear Mr. Konrath:

        We have limited our review of your filing for compliance with Regulation AB.
Please further note that our limited review covers only those issues addressed in the
comments below.

        Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects and welcome any questions you
may have about our comments or on any other aspect of our review. Feel free to call us
at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please note that our comments to either the base prospectus and/or the
    supplements should be applied universally, if applicable. Accordingly, please
    confirm that if our comments issued for one apply to another, you will make
    conforming revisions as appropriate.

2. We note that you indicate throughout the base prospectus that you will provide such things as assets, credit enhancement or other features that were not described as contemplated in the base prospectus, in the related prospectus supplement. Refer to our related comments on this point throughout the letter. As a general matter, please be advised that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Therefore, revise the base prospectus to describe the credit enhancement or other structural features reasonably contemplated to be included in an actual takedown.

3. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

4. We suggest explicitly incorporating the Annexes into the text of the prospectus in order to remove any misunderstanding that they are not part of the prospectus.

5. Please confirm that you plan to file your finalized agreements, including the exhibits to these agreements, as exhibits to the registration statement, or under cover of Form 8-K and incorporated by reference into the registration statement, at the time of each takedown. Refer to Item 1100(f) of Regulation AB.

6. Please clarify in an appropriate place in your disclosure that the asset pool will only include mortgage loans originated by the sponsor. If that is not the case, please provide the information required by Item 1110 of Regulation AB, to the extent applicable.

Prospectus Supplement #1

General

7. You indicate that the notes will be guaranteed by your note insurer. Please provide us with your analysis as to why the guarantee is not a security that must be separately registered. Refer to Footnote 329 of the Adopting Release.

Cover Page

8. Please revise to use the terminology set forth in Regulation AB. In particular, refer to Item 1101(f) for the definition of issuing entity and revise as necessary to change the cover page of the base prospectus and the prospectus supplements. For example, the statement in the box pursuant to Item 1102(d) should incorporate this terminology.

The Notes, page S-8

9. Please include here or elsewhere where appropriate a chart or graphical illustration of the flow of funds to complement the narrative description of the allocation and priority structure of pool cash flows, or advise why this would not aid the understanding of the flow of funds to a potential investor. Refer to Item 1113(a)(2) of Regulation AB.

10. Please clarify the meaning of the last sentence of this paragraph. It does not appear that additional trusts are being formed to house the Group I and Group II assets; rather that the assets are merely segregated.

11. Please add relevant disclosure that briefly explains (and a cross-reference to disclosure that more fully explains) when the notes would receive additional funds from "other loan groups." Refer to Item 1113(a)(10) of Regulation AB.

Payment Priorities, page S-11

12. Please advise us why you have removed payment of indemnification liabilities from your list of payment priorities.

The Note Insurer, page S-105

13. A disclaimer of liability for material information provided by the note insurer is not appropriate. Please delete this disclaimer and any other similar disclaimers in the prospectus.

Fees and Expenses, page S-122

14. Please provide more detail in the chart pursuant to Item 1113(c) of Regulation AB.

Cross-collateral Provisions, page S-125

15. Please address whether note holders of one sub-group will receive information regarding the availability of funds from the other sub-group, including the

performance of the other sub-group of assets and any claims that class of note holders may have against that other asset pool.

Reports to Noteholders, page S-130

16. Please clarify whether holders will receive information regarding only their particular sub-group of assets, or for the entire pool.

Controlling Part Rights of the Note Insurer, page S-136

17. We note the first sentence of this section. Please revise to reflect that the purchasers of the notes will also be entitled to receive the reports to security holders required by Regulation AB.

Plan of Distribution, page S-164

18. Please include the underwriter compensation information required by Item 508 of Regulation S-K.

Prospectus Supplement #2

Cover Page

19. Please tell us whether any of the securities will be offered privately. If so, reflect that on the cover page.

The Summary, page S-1

20. Please advise us as to whether you have any present intention to use additional servicers or subservicers. If so, please include a placeholder in the Summary and elsewhere in the prospectus, as appropriate, showing where you will provide the information about these servicers required by Item 1108(a)(2) of Regulation AB. We note your reference in the pooling and servicing agreement dated September 1, 1996, to Accredited Home Lenders, Inc. as the "master servicer."

Payments of Interest, page S-7
Payments of Principal, page S-7

21. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination or enhancement features, to assist investors understand the payment flow on all classes of issued notes. Your illustration(s) should also account for the interest represented by the trust certificate. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Credit Enhancement and Other Support, page S-10

22. Please clarify what you mean by "other support" in the heading.

Removal and Substitution of Mortgage Loans, page S-14

23. Please capitalize the term "qualified substitute mortgage loan" to make clear that
it is a defined term with specific meaning. Please make a similar revision to
"available funds" in the Servicing Fee section, if applicable.

Prepayments on adjustable-rate mortgage loans, page S-20

24. Please supplementally tell us how the periodic coupon reset caps will operate. In
addition, please confirm that any reset will occur without sponsor or depositor
control.

Cross-collateralization, page S-24

25. Please add disclosure here, or a cross-reference to disclosure elsewhere, that
describes the circumstance under which the noteholders would receive additional
funds from "other loan groups." Refer to Item 1113(a)(10) of Regulation AB.

The Mortgage Loans, page S-28

26. Please revise the first sentence of this section, and elsewhere as appropriate, to
confirm that you will disclose the method and criteria by which the pool assets
were selected for the transaction. Your current language suggests only that you
will consider this disclosure. Refer to Item 1111(a)(4) of Regulation AB.

Underwriting, page S-85

27. We note your disclosure in the spillover paragraph at the top of page S-85. Please
confirm that there will be no non-performing assets in the asset pool as of the date
of issuance. Refer to Item 1101(c)(2)(iii) of Regulation AB.

Collection and Enforcement, page S-90

28. While we note that your sponsor will represent as of the closing date that the
loans are not delinquent with respect to current real property taxes or assessments,
there does not appear to be any restriction on loans which are delinquent in their
mortgage payments. Please disclose whether there are any limitations on the
percentage of delinquent loans that may be included in the pool. Refer to Item
1101(d) of Regulation AB.

Delinquency and Loan Loss Experience, page S-93

29. Please expand your disclosure regarding historical delinquency and loss information. Your table should disclose the number of delinquent accounts, not just the delinquent dollar amount. Refer to Item 1100(b)(1) 1100(b) of Regulation AB.

30. In addition, please provide the present and cumulative loss data specified in Item 1100(b)(3), (5) and (6) of Regulation AB. If you believe that this information is immaterial to your offering, please provide your analysis.

Cross-collateralization, page S-108

31. Please expand your discussion of the cross-collateral provisions to fully describe this mechanism. Consider providing examples to illustrate the operation of these provisions in different scenarios.

Servicing of the Mortgage Loans, page S-112

32. Please describe the servicer's procedures for handling losses, bankruptcies and recoveries, including liquidation and borrower negotiation, as applicable. Refer to Item 1108(c)(5) of Regulation AB.

33. Please expand your discussion of the circumstances under which, and the procedure by which, the servicer may modify the loans. Is modification limited to the elimination of "due-on-sales" clauses and bankruptcy situations? Please clarify. Refer to Item 1108(c)(6) of Regulation AB.

Servicer Reports, page S-114

34. We note at page S-115 your reference to the Uniform Single Attestation Program for Mortgage Bankers or the Audit Guide for Audits of HUD Approved Nonsupervised Mortgages. Please revise to disclose that the criteria applicable to your servicers are set forth in 1122(d) of Regulation AB.

35. Please confirm that you have amended your underlying agreements to make this a contractual obligation. We note that you are incorporating by reference a pooling and servicing agreement that is dated September 1, 1996.

36. Please revise to disclose that the accountants' attestation and the servicer's statement of compliance will be filed as exhibits to Form 10-K.

Removal and Resignation of the Servicer, page 115

37. Please expand your disclosure to provide all the information that may be required by Item 1108(d).

Ratings, Page S-145

38. Please confirm that there are no arrangements to have the ratings monitored while the securities are outstanding that would require disclosure under Item 1120 of Regulation AB.

Base Prospectus

General

39. We note in various sections of the base prospectus your statements "unless otherwise specified in an accompanying prospectus supplement" or "as otherwise specified in an accompanying prospectus supplement," which appears to indicate that the specific terms you describe in the base prospectus will be different in the prospectus supplement. However, the disclosure in the prospectus supplement should not contradict the disclosure in the base prospectus. Instead, please disclose all assets, structural features, and credit enhancement that you reasonably contemplate including in the ABS offering.

Optional Redemption, page 9

40. While we note that the prospectus supplements contemplate a clean-up option if less than 10% of the principal is outstanding, your base prospectus does not contain such a limitation. Please confirm your understanding that any security that can be called with 25% or more of the underlying principal outstanding must be titled "Callable."

The Loans, page 15

41. We note the first sentence of this section. Please revise to clarify that all assets to be included in the asset pool have been specified in the base.

Credit Enhancement, page 17

42. Please revise the first paragraph of this section to delete your reference to "any other form of credit enhancement" providing for other third party payments or other support. We view this as a catch-all. Instead, specify all forms of credit enhancement reasonably contemplated to be included in an actual takedown.

Insurance, page 18

43. Please revise the first paragraph of this section to delete your reference to "other types of insurance." Please specify all forms of insurance contemplated.

Reserve Funds, page 19

44. Please clarify your reference to "other instruments" that may be deposited in the Reserve Funds. The disclosure should specify all instruments that may be deposited.

Minimum Principal Payment Agreement, page 19

45. Please expand your discussion of this arrangement. It is not clear what kinds of entities you will contract with to provide payments, nor how the amounts of those payments will be determined. Please explain. Refer to the requirements of Item 1114 and 1115 and supplementally provide appropriate analysis of these provisions as necessary.

Deposit Agreement, page 20

46. Please expand your discussion of this arrangement. To address how this arrangement is consistent with our discrete pool requirement, among other things.

47. In addition, please tell us how you intend to comply with Rule 190.

Cross-Collateralization, page 20

48. We note the first sentence of this section. To the extent that the funds for payments on the securities will not come from the assets of the trust, please tell us how you intend to ensure that any cross-collateralization will meet our discrete pool requirements.

Swaps and Yield Supplement Agreements, page 20

49. Please revise here and throughout to clarify that "swap agreements" will be limited to interest rate or currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

50. We note the final paragraph on page 20. You may not include derivative products in the prospectus supplement that have not been specifically identified in the base. Please revise this paragraph to delete reference to "other types of derivative products."

51. Confirm that you will not include in the asset pool any derivative agreement that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference something other than the performance of the receivables or other financial assets in the asset pool.

52. Please confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

53. We note that both prospectus supplements contemplate the possibility that derivative agreements may be substituted. Please revise the base to reflect the general circumstances under which, and procedures by which, substitution would be permissible.

Assignment of Loans, page 27

54. We note that the floating mortgage interest rates on the mortgage loans may be based on one or more indices. Please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2. of the Adopting Release for Regulation AB (Release Nos. 33-8518; 34-50905). Please confirm.

Revolving Period and Amortization Period, page 27

55. Please delete the phrase "unless otherwise permitted by the SEC or applicable law" and similar phrases throughout the registration statement, as necessary. We believe that it is inappropriate to qualify your disclosure in this manner.

Available Information, page 76

56. Please update to reflect the SEC's new address: 100 F. Street, NE, Washington D.C., 20549.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3348 with any other questions.

Sincerely,

Sara W. Dunton
Senior Attorney

cc: Michael S. Du Quesnay
        Dewey Ballantine (Fax:213.621.6100)